May 8, 2025

VIA EDGAR

Laura Veator, Staff Accountant

Stephen Krikorian, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549-3561

Re:	SES S.A.

Registration Statement on Form F-4

Filed April 29, 2025

File No. 333-286828

Dear Ms. Veator and Mr. Krikorian:

On behalf of SES S.A. (the “Company”), please find responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated May 1, 2025 (the “Comment Letter”) regarding the Registration Statement on Form F-4 filed by the Company on April 29, 2025 (the “Registration Statement”). Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Registration Statement.

Set forth below in bold are the comments contained in the Staff’s Comment Letter pertaining to the Registration Statement. Immediately below the Staff’s comment is the Company’s response. For the convenience of the Staff’s review, the numbered paragraphs below correspond to the numbered comments in the Staff’s Comment Letter.

Unaudited Pro Forma Condensed Combined Financial Information

Note 4 - Acquisition-related pro forma adjustments, page 122

1.

We note your disclosure on page 11 that at the Closing your RSUs and PSUs will be canceled and converted to rights to receive cash and CVRs. Please clarify if any unvested RSUs or PSUs will be accelerated, or performance conditions modified, in contemplation of the Acquisition. If so, tell us how you considered including the related compensation expense as an adjustment to your pro forma income statement assuming the awards had vested as of January 1, 2024. Refer to Article 11-01 (a)(8) of Regulation S-X.

RESPONSE:

The Company acknowledges the Staff’s comment and the guidance in Article 11-01 (a)(8) of Regulation S-X. In accordance with the Share Purchase Agreement, all of Intelsat’s unvested RSUs and PSUs will have an accelerated vesting on the transaction Closing Date based on an automatic change in control clause which was already in place prior to contemplation of the Acquisition, triggering a one-off compensation expense of $33.4 million for MC PSUs and RSUs (plus additional amounts for other grant holders subject to change in control clauses) which will be recorded in the pre-acquisition income statement of Intelsat and settled out of the $2.6 billion of Closing Cash Consideration. SES has not directed and will not receive any benefit for the acceleration of Intelsat’s RSU and/or PSU plans.

As there are no replacement awards and no future service requirements, the compensation expense will not impact the post-closing compensation expense of the Combined Group, and therefore, SES management takes the view that there should not be a pro forma adjustment recorded in this respect.

Post-closing, the Company expects that Intelsat employees will participate in the existing stock-based compensation plans available to current staff members of SES. At this point in time, we do not have post-closing information in respect of the number of Intelsat executives to be retained by the Combined Group and their relevant seniority levels.

The Company has therefore elected to retain Intelsat’s U.S. GAAP 2024 RSU / PSU compensation charge of $47.0 million in the pro forma financial income statement (adjusted for IFRS as disclosed in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Information) as a proxy for the ongoing financial impact of the Company share-based compensation expense of future awards for Intelsat executive staff and believes that the combined pro forma share-based compensation expense presented reflects appropriately the continuing impact thereof.

Gibson, Dunn & Crutcher LLP

200 Park Avenue | New York, NY 10166-0193 | T: 212.351.4000 | F: 212.351.4035 | gibsondunn.com

2.

Your disclosure on page 11 states that “On September 27, 2024, Intelsat issued a distribution of $500 million out of Intelsat’s share premium to Intelsat shareholders. As a result of such distribution, the Closing Cash Consideration payable by SES in connection with the Acquisition as of the date of this prospectus has been reduced to $2.6 billion.” Please reconcile this with your disclosure that SES will pay $3.1 billion in cash at the Closing and your purchase price allocation disclosed on page 125.

RESPONSE:

The Company acknowledges the Staff’s comment and confirms that the Preliminary Purchase Consideration of $3.1 billion will be reduced by a $500 million distribution to the Intelsat shareholders which occurred in September 2024 consistent with the Share Purchase Agreement. Adjusting for the distribution, Closing Cash Consideration will be $2.6 billion. As a result, the Company will amend on pages 103,107,108,121,123 and 125 the purchase consideration, net cash position, and goodwill in the pro forma financial statement information.

D. Financing adjustments, page 125

3.

Please clarify if you intend to draw down any additional amounts under your bridge facility or term loan facility in connection with Acquisition. If so, tell us how you considered including these borrowings in your pro forma statement of financial position as of December 31, 2024, and the related interest expense in your pro forma income statement assuming the borrowings had been drawn down on January 1, 2024. Refer to Article 11-01 (a)(8) of Regulation S-X.

RESPONSE:

The Company acknowledges the Staff’s comment and confirms that it does not intend to draw down any additional amounts under the Bridge Facility or Term Loan A Facility specifically in connection with the Closing Cash Consideration of the Acquisition, but rather will settle the amount due on closing using existing cash holdings, including those raised by the Hybrid financing in September 2024.

However, SES management continues to investigate options to optimize the debt structure of the Combined Group and may seek to redeem some of the Intelsat Jackson Notes but has made no commitment to do so and hence no adjustment in this regard has been made to the pro forma financial statements (see section titled “SES—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments” beginning on page 130 of the Registration Statement). In the case of any such redemption, the Company may draw down amounts under the Bridge Facility and / or the Term Loan A Facility.

*  * *

If the Staff of the SEC has any questions or comments regarding the foregoing, please contact Eric Scarazzo, of Gibson, Dunn & Crutcher LLP by telephone at (212) 351-2389 or via email at EScarazzo@gibsondunn.com.

Sincerely,

SES S.A.

By:	/s/ Sandeep Jalan
Sandeep Jalan
Chief Financial Officer

Gibson, Dunn & Crutcher LLP

200 Park Avenue | New York, NY 10166-0193 | T: 212.351.4000 | F: 212.351.4035 | gibsondunn.com